RX SCRIPTED, INC.
201 Creekvista Drive
Holly Springs, North Carolina 27540
Telephone: (919) 552-3133

September 5, 2008

Mr. Evan S. Jacobson	VIA EDGAR AND VIA FAX AT
Division of Corporation Finance                                                                                                                                                                                                                                                 (202) 772-9210
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Phone: (202) 551-3428
Fax: (202) 772-9210

Re:	RX Scripted, Inc.
Registration Statement on Form S-1/A
Filed August 21, 2008
File No. 333-152444

Dear Evan:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Tuesday, September 9, 2008, or as soon thereafter as practicable.

Additionally, RX Scripted, Inc. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

RX Scripted, Inc.

/s/ MaryAnne McAdams
MaryAnne McAdams
Chief Executive Officer